Exhibit 99.2

ASML - Summary U.S. GAAP Consolidated Statements of Operations[1]

	Three months ended,		Six months ended,

	June 27, 2004	June 26, 2005	June 27, 2004	June 26, 2005

(Amounts in thousands EUR except per share data)

Net sales	616,258	763,265	1,069,743	1,447,945
Cost of sales	396,716	464,532	704,232	875,098

Gross profit on sales	219,542	298,733	365,511	572,847

Research and development costs	73,732	89,070	148,395	174,041
Research and development credits	(5,000)	(6,894)	(9,822)	(12,366)
Selling, general and administrative expenses	50,297	54,924	98,004	105,685
Restructuring expenses	0	0	(5,862)	0

Total expenses	119,029	137,100	230,715	267,360

Operating income	100,513	161,633	134,796	305,487

Interest expense, net	(4,399)	(3,799)	(8,457)	(8,400)

Income before income taxes	96,114	157,834	126,339	297,087
Provision for income taxes	(30,756)	(46,019)	(40,428)	(85,010)

Net income	65,358	111,815	85,911	212,077

Basic net income per ordinary share	0.14	0.23	0.18	0.44
Diluted net income per ordinary share	0.13 [2]	0.22 [3]	0.17 [2]	0.42 [3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	483,402	483,787	483,133	483,849
Diluted	511,703 [2]	542,348 [3]	511,433 [2]	542,449 [3]

1.)	Except for balance sheet data as of December 31, 2004, all figures are unaudited.
2.)	This calculation of diluted net income per ordinary share assumes conversion of ASML’s 5.50 percent Subordinated Notes due 2010 as such conversion would have a dilutive effect (26,573 (000) weighted average equivalent number of ordinary shares).
3.)	This calculation of diluted net income per ordinary share assumes conversion of ASML’s 5.50 percent Subordinated Notes due 2010 and ASML’s 5.75 percent Subordinated Notes due 2006, as such conversions would have a dilutive effect (57,388 (000) weighted average equivalent number of ordinary shares).

ASML - Ratios and Other Data[1]

	Three months ended,		Six months ended,

	June 27, 2004	June 26, 2005	June 27, 2004	June 26, 2005

Gross profit on sales as a % of net sales	35.6	39.1	34.2	39.6
Operating income as a % of net sales	16.3	21.2	12.6	21.1
Net income as a % of net sales	10.6	14.6	8.0	14.6
Shareholders' equity as a % of total assets	39.7	46.1	39.7	46.1
Income taxes as a % of income before income taxes	32.0	29.2	32.0	28.6
Sales of new systems (units)	57	44	99	94
Sales of used systems (units)	15	7	31	16
Sales of systems total (units)	72	51	130	110
Backlog new systems (units)	147	67	147	67
Backlog used systems (units)	27	13	27	13
Backlog systems total (units)	174	80	174	80
Net bookings new systems (units)	69	19	143	42
Net bookings used systems (units)	14	5	37	17
Net bookings total (units)	83	24	180	59
Number of employees	5,043	5,032	5,043	5,032

ASML - Summary U.S. GAAP Consolidated Balance Sheets[1]

(Amounts in thousands EUR)	June 27, 2004	Sep. 26, 2004	Dec. 31, 2004	March 27, 2005	June 26, 2005

ASSETS
Cash and cash equivalents	1,235,611	1,315,758	1,228,130	1,319,651	1,544,078
Accounts receivable, net	396,721	397,064	503,153	483,898	485,352
Inventories, net	591,146	685,969	717,688	728,378	695,330
Other current assets	198,972	165,276	230,346	223,768	211,583

Total current assets	2,422,450	2,564,067	2,679,317	2,755,695	2,936,343

Deferred tax asset	336,059	330,784	201,100	210,818	141,513
Other assets	31,358	30,071	27,840	41,267	40,907
Intangible assets	12,727	34,919	31,818	29,772	27,726
Property, plant and equipment	321,577	315,487	303,691	310,316	306,919

Total assets	3,124,171	3,275,328	3,243,766	3,347,868	3,453,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	832,980	923,080	813,141	765,668	776,786
Convertible subordinated bonds	856,038	848,350	802,810	825,041	858,298
Long term debt and deferred liabilities	194,736	215,611	236,213	274,498	227,814
Shareholders' equity	1,240,417	1,288,287	1,391,602	1,482,661	1,590,510

Total liabilities and Shareholders' equity	3,124,171	3,275,328	3,243,766	3,347,868	3,453,408

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows[1]

	Three months ended,		Six months ended

	June 27, 2004	June 26, 2005	June 27, 2004	June 26, 2005
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	65,358	111,815	85,911	212,077
Depreciation and amortization	24,538	24,965	50,272	47,332
Change in tax assets and liabilities	30,565	43,755	35,184	82,108
Change in assets and liabilities	(37,253)	44,266	22,554	(12,854)

Net cash provided by operating activities[4]	83,208	224,801	193,921	328,663

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(7,631)	(18,053)	(18,927)	(40,809)
Disposals	464	2,505	12,355	4,015

Net cash used in investing activities[4]	(7,167)	(15,548)	(6,572)	(36,794)

Net cash provided by operating and
investing activities	76,041	209,253	187,349	291,869

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(232)	(291)	(536)	(573)
Proceeds from share issuance	7,364	4,660	15,042	6,910

Net cash provided by financing activities	7,132	4,369	14,506	6,337

Net cash flow	83,173	213,622	201,855	298,206
Effect of changes in exchange rates on cash	416	10,805	5,950	17,742

Net increase in cash and cash equivalents	83,589	224,427	207,805	315,948

4.)	ASML has re-evaluated its cash flow presentation and has concluded that the presentation under cash flows from investing activities of both capitalization and disposals in fixed assets from / to inventory of machinery and equipment relating to demonstration and training systems is inconsistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore has amended its classification of these cash flows for the three months and six months ended June 27, 2004 to classify both the initial cash outflows and ultimate cash inflows entirely as cash flows from operations. The net effect of these amendments on ASML’s cash flows from operating and investing activities in the aggregate is zero. In the earnings release of Q2 2004, ASML reported for the three month and six month period ended June 27, 2004, respectively, EUR 93,578 and EUR 202,448 of cash flows provided by operating activities and EUR 17,537 and EUR 15,099 of cash used in investing activities.

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of operations[1]

		Three months ended,

	June 27, 2004	Sep. 26, 2004		Dec. 31, 2004	March 27, 2005	June 26, 2005
(Amounts in millions EUR)

Net sales	616.2	610.5		785.1	684.7	763.3
Cost of sales	396.7	378.2		477.3	410.6	464.6

Gross profit on sales	219.5	232.3		307.8	274.1	298.7

Research and development costs, net of credits	68.7	117	.6[5]	74.8	79.4	82.2
Selling, general and administrative expenses	50.3	51.5		52.1	50.8	54.9

Total expenses	119.0	169.1		126.9	130.2	137.1

Operating income	100.5	63	.2[5]	180.9	143.9	161.6
Interest income (expense), net	(4.4)	(3.0)		(4.6)	(4.6)	(3.8)

Income before Income taxes	96.1	60.2		176.3	139.3	157.8
Provision for income taxes	(30.7)	(19.3)		(67.7)	(39.0)	(46.0)

Net income	65.4	40	.9[5]	108.6	100.3	111.8

5.)	ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:
-	an increase of EUR 48.8 million in ASML's Research and Development costs and consequently a decrease in operating income; and
-	a decrease of EUR 33.1 million in Net income.

ASML - Quarterly Summary Ratios and other data[1]

		Three months ended,

	June 27, 2004	Sep. 26, 2004	Dec. 31, 2004	March 27, 2005	June 26, 2005

Gross profit on sales as a % of net sales	35.6	38.1	39.2	40.0	39.1
Operating income as a % of net sales	16.3	10.4	23.0	21.0	21.2
Net income as a % of net sales	10.6	6.7	13.8	14.6	14.6
Shareholders' equity as a % of total assets	39.7	39.3	42.9	44.3	46.1
Income taxes as a % of income before income taxes	32.0	32.0	38.4	28.0	29.2
Sales of new systems (units)	57	55	62	50	44
Sales of used systems (units)	15	16	19	9	7
Sales of systems total (units)	72	71	81	59	51
Backlog new systems (units)	147	162	119	92	67
Backlog used systems (units)	27	21	12	15	13
Backlog systems total (units)	174	183	131	107	80
Value of backlog new systems (EUR million)	1,723	2,000	1,664	1,316	935
Value of backlog used systems (EUR million)	77	53	27	61	52
Value of backlog systems total (EUR million)	1,800	2,053	1,691	1,377	987
Net bookings new systems (units)	69	70	19	23	19
Net bookings used systems (units)	14	10	10	12	5
Net bookings total (units)	83	80	29	35	24
Number of employees	5,043	5,042	5,071	5,038	5,032

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.